UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                ☐ Form 40-F

CONTENTS

Acquisition of Shipsta

On August 19, 2024, Freightos Limited (the “Company”) announced that it has acquired all of the shares of Shipsta, a leading freight tender procurement platform used by dozens of Global 1000 enterprises to procure freight at scale from leading freight forwarders and carriers. In that announcement, the Company noted that the acquisition is anticipated to accelerate the Company’s growth, supports its financial goals of achieving positive Adjusted EBITDA by the end of 2026, with available funds, and is expected to strengthen its market position as a technology leader in the global freight industry. A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Quarterly Results of Operations

Also on August 19, 2024, the Company announced financial results for the second quarter of 2024 and provided information concerning its expectations for certain key performance indicators for the third quarter of, and full year, 2024. A copy of the press release containing that announcement is furnished as Exhibit 99.2 to Form 6-K.

Exhibits.

Exhibit 99.1	Press release, dated August 19, 2024, entitled “Freightos Acquires Shipsta, Expanding Comprehensive Digital Freight Procurement Solution”

Exhibit 99.2	Press release, dated August 19, 2024, entitled “Freightos Reports Second Quarter 2024 Results with Record Performance Across KPIs”

Incorporation by Reference

The information in this Form 6-K (excluding Exhibit 99.1 hereto, but including, in Exhibit 99.2 hereto, the data presented in conformity with International Financial Reporting Standards (“IFRS”) and related analysis, but not the non-IFRS data and quotes of members of the Company’s management in Exhibit 99.2 hereto) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED

Date: August 19, 2024
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel